December 6, 2013

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 18 to Registration Statement on Form N-1A

Allianz Variable Insurance Products Fund of Funds Trust (the “Trust”)

File Nos. 333-119867 and 811-21624

Dear Ms. Samuel:

On December 6, 2013, you provided additional telephonic comments regarding the above-referenced amendment. This letter responds to your comments, each summarized below and followed by our response. Redlined change pages are enclosed for your reference. As we discussed, the changes proposed to be made will be incorporated into an amended registration statement pursuant to Rule 485(a), which will be filed on or about Tuesday, December 10, 2013, together with a request for acceleration of the effective date to December 13, 2013, or as soon thereafter as may be practicable.

If we have misstated any of your comments, or if you have any additional comments, or need any additional information, please let me know.

Comment:  Please fill in the fee examples on page 3.

Response:  The requested change will be made.

Comment:  On page 4, you noted that the disclosure regarding the Underlying Fund’s investment strategy suggests that concentration is a risk of the Fund.

Response:  We confirm that concentration is a risk of the Underlying Fund and, accordingly, of the Fund. However, we also note that the discussion of the principal investment risks, on page 5, includes “focused investment risk,” which is the risk of investing in a relatively small number of issuers, industries, or regions. There is expanded disclosure of this risk in the More About the Fund section at page 13. We believe that this sufficiently addresses the concentration risk.

Comment:  At page 7, you asked that we confirm that there will be 11 funds in the FOF Trust, including this new Fund.

Response:  There will be 12 funds, including this new Fund. We will make this change.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  On page 9, you noted that the disclosure regarding options states that the Fund may write (i.e., sell) call options. Later in the same paragraph (2nd to last sentence in the paragraph) there is disclosure of the risks of selling put options. You note that this disclosure seems inconsistent.

Response:  We will delete the sentence describing risks of writing put options.

Comment:  In the discussion of Derivatives Risk, on page 11, you noted that the disclosure should be specific to the instruments actually purchased by the Fund. You also noted that there is no disclosure of the requirement for segregation of assets in connection with investments in derivatives.

Response:  The requested changes will be made.

Comment:  In the discussion of the manager of managers order, at page 16, you asked that we clarify that the initial sole shareholder will not authorize use of the manager of managers order.

Response:  The requested change will be made.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.